EXHIBIT 1

April 29, 2009

VIA FACSIMILE ((805) 383-5898) AND OVERNIGHT DELIVERY
Tina D. McKnight, Secretary
For Distribution to the Board of Directors
Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

Board of Directors:

Bel Fuse Inc., together with our wholly-owned subsidiary, Bel Ventures Inc., is one of the largest stockholders of Power-One, Inc. (“Power-One” or the “Company”), owning 7,338,998 shares of the Company’s common stock, or approximately 8.35% of the outstanding shares.

Power-One recently announced its financial results for the fiscal quarter ended March 31, 2009, and entered into an agreement with Silver Lake Sumeru (“Silver Lake”), pursuant to which Silver Lake will make a $60 million investment in the Company, consisting of $23.6 million of convertible preferred stock, $36.4 million senior convertible notes, and 8.7 million warrants for Power-One common stock.

The Silver Lake transaction illustrates Power-One’s inability to stray from what we believe has proven and continues to be a losing strategy: the incurrence of expensive debt and the refusal by the Company to divest of one or more of its business units in order to reduce debt.  Moreover, the Silver Lake transaction will result in substantial dilution to the Company and will, in our view, adversely impact the Company’s stock price, to the detriment of all of its stockholders.

As the Company’s revenue continues to decline, the Company has blamed, in its press release issued on April 23, 2009, the weakening global economy.  However, the Company’s stock price has declined by approximately 72% since January 1, 2008 and approximately 85% over the last three years.  In our opinion, this decline cannot and should not be excused by the recent turmoil in global financial markets.  The Company’s stock has consistently underperformed both the broad stock market as well as other industrial peers for each period from December 31, 2003 through December 31, 2008.  This is appalling, especially given the fact that viable strategic alternatives have not been fully vetted or explored.

Power-One continues to ignore our concerns, as expressed in previous letters, at the expense of all stockholders.  The market continues to undervalue Power-One due to the Company’s inability to focus on its core business segment of AC/DC power supplies and dedicate the necessary resources to the high-growth Renewable Energy inverters segment. We continue to believe that Power-One must divest the DC/DC converters segment so that it may eliminate a substantial portion of its debt with the sale proceeds.

We urge the Company to immediately implement the changes to the Company that we have suggested. We would be happy to be part of any process to assist Power-One and continue to reiterate our desire to meet with the Power-One Board of Directors to further outline our strategy for enhancing stockholder value.

Regards,

Daniel J. Bernstein
CEO and President